June 12, 2009

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention:	Stephen Krikorian
Melissa Walsh

Re:	Citrix Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2009
File No. 000-27084

Ladies and Gentlemen:

This letter is submitted on behalf of Citrix Systems, Inc. (the “Company” or “we”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in your letter to Mark B. Templeton dated May 14, 2009 (the “Comment Letter”) with respect to (i) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) and (ii) the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 (the “Form 10-Q”). For reference purposes, the text of your letter has been reproduced herein with responses below each numbered comment.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Overview, page 28

1.	Your discussion should include disclosure of all currently known trends, events and uncertainties that are reasonably expected to have a material impact on your liquidity, capital resources and/or results of operations. You should also quantify the expected effects of any known material trends on your future results, to the extent possible. For example, we note your announcement on February 23, 2009 that a new version of Citrix XenServer would be offered free of charge to any user for unlimited production deployment. Tell us any known future impact on your financial statements from now offering this software at no cost, and indicate what consideration you gave to discussing this in your filing. In addition, we note from page 16 that you expect your effective tax rate to increase. Tell us what consideration you gave to identifying this as a trend within your MD&A. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350.

Division of Corporation Finance

Securities and Exchange Commission

June 12, 2009

Response 1: We acknowledge the Staff’s comment and the requirements of Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350. We respectfully inform the Staff that we did not disclose the decision to offer the standard version of Citrix XenServer at no charge because we do not currently believe that it will have a material impact on our liquidity, capital resources or results of operations. In 2008, revenues of the predecessor version of the XenServer product that we now offer for free were less than $1.4 million, which comprises less than 0.09% of our 2008 consolidated net revenues. In addition, we continue to sell two additional XenServer products which generate revenue and are more feature rich versions of the free XenServer product, including an Enterprise Edition and a Platinum Edition. As part of our disclosure controls and procedures, we considered these factors and determined that disclosure in our Form 10-K was not warranted. In our future filings with the Securities and Exchange Commission, we will continue to disclose material known trends and uncertainties in our Management’s Discussion and Analysis and provide quantitative information to the extent that it is material and reasonably available.

Related to the Staff’s comment regarding our effective tax rate and our expectation that it may increase, we note that the statement is made in our risk factors disclosure. We disclose additional risks concerning our tax rate and tax liabilities on page 19 of our Form 10-K in Item 1A. Risk Factors. Collectively, these risk factor statements let the reader of our Form 10-K know that many contingencies, including without limitation product mix, ongoing examinations and potential changes in the tax rules across the many jurisdictions in which we operate, could impact our effective tax rate in the future. In Management’s Discussion and Analysis, however, we focus on explaining known material trends, which may or may not include discussion of contingencies we have identified elsewhere in our Form 10-K. The geographic mix of our revenue based on acquisitions is one factor that could potentially contribute to an increase in our effective tax rate as noted on page 16 of the Form 10-K. There may be other factors noted in our Risk Factors section that, when taken together, could result in a decrease in the overall rate, in the overall rate staying the same, or in an increase in the overall rate. Thus in the case of our risk factor statement concerning our effective tax rate, our judgment was that this was only a risk with a high degree of uncertainty and not a known material trend. In our future filings with the Securities and Exchange Commission, we will clarify that our statement concerning our effective tax rate in our risk factor disclosure is a statement of a contingency and, if there is a material known trend regarding our effective tax rate in the future, we will include appropriate disclosure of that trend in Management’s Discussion and Analysis.

Division of Corporation Finance

Securities and Exchange Commission

June 12, 2009

Results of Operations, page 35

2.	Throughout your discussion of results of operations, you refer to two or more sources as components that contributed to material changes. Tell us what consideration you gave to quantifying the amount of the changes that were due to each of the factors or events that you identify. Refer to Instruction 4 to Item 303(a) of Regulation S-K and the related interpretive guidance in Section III.D of SEC Release 33-6835.

Response 2: We acknowledge the Staff’s comment and the requirements of Instruction 4 to Item 303(a) of Regulation S-K and Section III.D of SEC Release 33-6835. As part of our disclosure controls and procedures, we quantify and identify the factors that contribute to material changes in our revenues, operating expenses and other expenses. In the filings reviewed by the Staff, these factors were disclosed by order of magnitude in the explanations of results of operations. In our future filings with the Securities and Exchange Commission, we will enhance our disclosure in the Results of Operations section of Management’s Discussion and Analysis to provide greater quantification of the change contributed by the major factors or events as they relate to revenues, operating expenses and other expense when such quantification can be determined without unreasonable effort.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Financial Information

Notes to Condensed Consolidated Financial Statements (Unaudited), page 6

Note 10. Income Taxes, page 16

3.	You indicate that the negative effective tax rate for the three months ended March 31, 2009 “is due primarily to a discrete adjustment of deferred tax assets.” Further explain the nature of this adjustment. Cite the authoritative literature relied upon in your accounting for the interim tax provision and indicate how your accounting complies with the guidance in paragraphs 19 and 20 of APB 28, FIN 18 and SFAS 109. Tell us what consideration you gave to providing a more detailed explanation of the change in your effective tax rate within your filing.

Response 3: The discrete item that was recorded during the three months ended March 31, 2009, was the result of an adjustment to increase our deferred tax assets which were understated by $1.3 million as of December 31, 2008. The nature of the error was related to the omission of deferred tax assets for unrealized losses on our foreign currency contracts in the fourth quarter of 2008. As this

Division of Corporation Finance

Securities and Exchange Commission

June 12, 2009

adjustment was related to the correction of the error, we performed the appropriate analysis as required by APB No. 28, Interim Financial Reporting, Staff Accounting Bulletin 99, Materiality, and Staff Accounting Bulletin 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements. Based on this analysis, we concluded that the effect of the error was not material to the full 2008 fiscal year from both a quantitative and qualitative perspective. The error represented a 0.7% decrease to reported net income for the 2008 fiscal year and is not anticipated to be material to the full fiscal year of 2009. However, because our pre-tax income in the first quarter of 2009 was low (driven primarily by the effect of a restructuring charge) the effect of recording the adjustment in the first quarter of 2009 caused the tax provision to be a benefit versus an expense. We determined, therefore, that the adjustment was material to the first quarter 2009 and in accordance with APB No. 28, paragraph 291 we disclosed the item in our Form 10-Q. We did not provide a more detailed explanation of the adjustment in the Form 10-Q because it is not anticipated to have a material impact on our net income for the 2009 fiscal year. In the preparation of our interim period tax provisions, we follow the guidance set forth in APB No. 28, paragraphs 19 and 20 and the related interpretation in FASB Interpretation No. 18 (as amended), Accounting for Income Taxes in Interim Periods, an Interpretation of APB Opinion No. 28, in that we utilize the estimated annual effective tax rate prescribed in accordance with SFAS No. 109, Accounting for Income Taxes, to determine interim period income tax provisions.

As requested in the Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *

[1]	APB No. 28, paragraph 29 states “…in determining materiality for the purpose of reporting the correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.”

Division of Corporation Finance

Securities and Exchange Commission

June 12, 2009

If you should have any questions concerning the enclosed matters, please contact the undersigned at (954) 267-3083.

Sincerely,

/s/ David J. Henshall
David J. Henshall
Senior Vice President and Chief Financial Officer

cc:	Mark B. Templeton, Chief Executive Officer, Citrix Systems, Inc.
Stuart M. Cable, Goodwin Procter LLP

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